King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

June 9, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: J. Nolan McWilliams, Attorney-Advisor

Re:	Wingstop Inc.
Registration Statement on Form S-1
Filed on June 2, 2015
File No. 333-203891

Ladies and Gentlemen:

On behalf of Wingstop Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to address Comment 1 of the comment letter from the Staff dated June 8, 2015, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and to facilitate the Staff’s review of the Company’s accounting treatment for stock-based compensation so that the Company may be in a position to finalize the Registration Statement in anticipation of seeking effectiveness on Thursday, June 11, 2015.

Historical Stock Option Grants

The following table summarizes by grant date and exercise price the stock options granted by the Company during 2014. All amounts presented below have been adjusted to give effect to the reorganization transaction described under “Prospectus Summary—The Reorganization” in the Registration Statement.

Securities and Exchange Commission

June 9, 2015

Grant date	Number of options	Original exercise price	Adjusted exercise price(1)
February 17, 2014	65,400	$4.99	$3.16
September 25, 2014	283,400	$7.60	$5.76
November 24, 2014	89,925	$8.90	$7.06
December 12, 2014	27,250	$8.90	$7.06

(1)	The option exercise price of each option grant was reduced to reflect the impact of a dividend paid to the Company’s stockholders in March 2015 as described in “Dividend Policy” and “Executive Compensation—2014 Outstanding Equity Awards and Fiscal Year End” in the Registration Statement.

In addition, we advise the Staff that the Company filed Amendment No. 3 to the Registration Statement on June 9, 2015 (“Amendment No. 3”), which has amended the disclosure included on page F-24 to adjust the weighted-average Black-Scholes fair value per share at the date of grant to give effect to the reorganization. After giving effect to the reorganization, the weighted-average Black-Scholes fair value at the date of grant for fiscal 2014 was $3.87 per share. Further, the weighted-average exercise price of options granted during 2014 after giving effect to the reorganization, but without giving effect to the impact of the March 2015 dividend, was $7.47 per share. As discussed in detail in note 14 to the audited consolidated financial statements on pages F-23 and F-24 of Amendment No. 3, the Company uses the Black-Scholes option pricing model to estimate the fair value of each option grant, which produces a lower grant date fair value of each option than the fair value of the Company’s common stock on the date of each such option grant.

Set forth below is a discussion of the valuation of the 2014 grants, along with a discussion of the factors supporting the difference between the preliminary assumed initial public offering (“IPO”) price implied by the midpoint of the range set forth in Amendment No. 3 to the Registration Statement, dated June 9, 2015 (the “Assumed IPO Price”) and the exercise price of the 2014 grants.1

Historical Fair Value Determination

Overview

Historically, the fair value of the common stock underlying the Company’s stock options has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. Given the absence of an active market for the Company’s common stock, the Board estimated the fair value of the Company’s common stock based on an analysis of a number of objective and subjective factors that they believed market participants would consider in valuing it, including the following:

1 The Company initially filed Amendment No. 2 to the Registration Statement on June 2, 2015 with a price range of $12.00 to $14.00 per share. Based on investor feedback during the roadshow for the IPO, the Company filed Amendment No. 3 , increasing the price range to $16.00 to $18.00 per share.

Securities and Exchange Commission

June 9, 2015

•	financial metrics, including, but not limited to, the Company’s Adjusted EBITDA;

•	the valuation of the Company’s common stock by an independent third-party valuation firm for all stock options awarded beginning in September 2014;

•	input from members of the Company’s Board affiliated with the Company’s financial sponsor who are experienced in valuing restaurant companies and other highly franchised concepts;

•	comparable companies trading multiples (including publicly traded companies, as well as private restaurant and other highly franchised companies);

•	the fact that the option grants involved illiquid securities in a private company that were also subject to contractual restrictions on transfer;

•	the risks inherent in the implementation of the Company’s growth strategy;

•	valuation feedback received from the investment banks participating in the bake off process for a potential IPO in October 2014; and

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, given prevailing market conditions and significant milestones toward a potential liquidity event (including selecting Underwriters and holding an organizational meeting for a potential IPO in mid-November 2014).

All options to purchase shares of the Company’s common stock were granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined by the Board in good faith and based on the information known to the Board on the date of grant.

As referenced above, the Company has engaged an independent third party valuation firm to conduct independent valuations of the Company’s common stock for all stock option awards beginning in September 2014. In addition, the Company engaged the same third party valuation firm to assess the appropriateness of the Board’s determination of fair value of the Company’s common stock for awards granted in February 2014 and in fiscal 2013 and fiscal 2012. The valuations of the Company’s common stock performed by the third party valuation firm utilized a market approach which bases the valuation of the Company’s common stock primarily on multiples of EBITDA for a group of publicly traded companies that the Company believes are similar to Wingstop in terms of size, industry economics, liquidity, financial leverage, revenue, profitability, growth and other factors. Multiples of EBITDA from the select group of publicly traded companies are calculated and applied to the Company’s business metrics, typically the last twelve months (“LTM”) and one-year forward-looking EBITDA. The market value approach has been applied consistently for all grants. Additionally, a discount for the lack of marketability was applied to the market value approach using the Finnerty and Asain protective put models described in the AICPA Accounting & Valuation Guide Valuation of Privately-Held-Company Equity Securities as Compensation (the “AICPA Practice Guide”).

Securities and Exchange Commission

June 9, 2015

The Company notes that, as is typical in IPOs, the Assumed IPO Price is not being derived using a formal determination of fair value based on guidance in the AICPA Practice Guide, but is being determined by negotiation between the Company and the Underwriters. Among the factors that are being considered in setting this range are the following:

•	the information set forth in the Registration Statement;

•	the Company’s prospects and the history and prospects in the restaurant industry;

•	an assessment of the Company’s management;

•	the Company’s prospects for future earnings;

•	the general condition of the securities markets at the time of the IPO; and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

Factors Supporting Difference Between the Assumed IPO Price and Exercise Price of 2014 Grants

The Company has demonstrated consistent growth since the beginning of 2014. The chart below reflects the Company’s Adjusted EBITDA, number of system-wide restaurants, system-wide sales and total revenue for the three LTM periods ending prior to each of the four grant dates during 2014 as compared to the results for the Company’s LTM period ending on March 28, 2015. The Company believes that its consistent improvement on each of these metrics over time supports the difference between the Assumed IPO Price and the exercise price of options granted in 2014.

	LTM period	Adjusted EBITDA (LTM, in millions)	No. system- wide restaurants (as of end of LTM period)	System-wide sales (LTM, in millions)	Total revenue (LTM, in millions)
Feb. 2014 grants	through 12/28/13	$19.5	614	$549.9	$58.9
Sept. 2014 grants	through 6/28/14	$22.6	657	$611.4	$62.8
Nov. & Dec. 2014 grants	through 9/27/14	$23.4	678	$643.7	$64.9
Q1 2015 results	through 3/28/15	$24.9	745	$715.2	$69.8

Securities and Exchange Commission

June 9, 2015

Further, the Company believes that the difference between the Assumed IPO Price and the exercise price of its options granted in 2014 is also impacted by the following:

•	the Company confidentially submitted a Draft Registration Statement on March 27, 2015, publicly filed the Registration Statement on May 6, 2015, commenced the roadshow for the IPO on June 2, 2015 and the Board established a pricing committee for the IPO, increasing the likelihood of an IPO;

•	the methodology for determining the estimated fair value per share of common stock at the time of the option grants included a discount for the lack of marketability of the Company’s securities. The Assumed IPO Price assumes with 100% probability that the Company completes an IPO. In addition, the Assumed IPO Price reflects the estimated public offering price of the shares to be sold to the market, which shares will be freely tradable and will not be subject to a lock-up agreement with the Company or the Underwriters;

•	the valuation report prepared by management and the Company and its third-party valuation specialist in determining the estimated fair values of the Company’s common stock utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. As noted above, and as is typical in IPOs, the estimated price range for this offering is not being derived using a formal determination of fair value based on guidance in the AICPA Practice Guide, but is being determined by negotiation between the Company and the Underwriters based on the price investors are willing to pay, among other things;

•	equity markets in general, and the restaurant industry, in particular, have experienced significant valuation appreciation from September 30, 2014 through May 31, 2015, as evidenced by the 6.9% increase in the S&P 500 index, the 16.1% increase in the S&P Restaurants Index and an approximately 31.1% increase for a subset of highly franchised restaurant concepts that the Company independently tracks;

•	the Company received positive feedback from potential investors in connection with its IPO, which caused it to increase the original price range of $12.00 to $14.00 (the “Original Assumed IPO Price Range”), which was included in Amendment No. 2 to the Company’s Registration Statement, filed on June 2, 2015;

•	the Underwriters may have included other factors in their valuation models of indicated market values in determining the Original Assumed IPO Price Range and the Assumed IPO Price, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company;

Securities and Exchange Commission

June 9, 2015

•	the Company added a new Chief Operating Officer and Chief Financial Officer during the third quarter of fiscal 2014 and a new General Counsel and Controller during the fourth quarter of fiscal 2014;

•	the Company received additional accolades from both consumer and industry-leading publications for the quality of its food offering and strong brand appeal during 2014, which are referenced on pages 4 and 77 of Amendment No. 3;

•	the Company expanded its social media presence on Facebook, Twitter and Instagram over the course of 2014, including year-over-year growth of 220%, 137% and 425%, respectively, which is referenced on pages 5 and 78 of Amendment No. 3; and

•	the Company increased its international presence by adding franchisees in Latin America, Europe, the Middle East and Southeast Asia and announced during the second quarter of 2015 the hiring of a new President of International to focus on further international growth, which the Company references on pages 6, 82 and 97 of Amendment No. 3.

Conclusion

The Company believes that the determined per share fair values used as the basis for determining stock-based compensation expense in connection with its recent equity grants and the factors supporting the difference between the Assumed IPO Price and the exercise price of its 2014 grants are reasonable and appropriate for the reasons described herein.

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The Company respectfully requests the Staff’s assistance in completing its review of the responses contained herein as soon as possible. Please advise us if we can provide further information or assistance to facilitate your review. Please do not hesitate to contact me by telephone at (404) 572-3517 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Aamira Chaudhry, Securities and Exchange Commission

Claire Erlanger, Securities and Exchange Commission

John Stickel, Securities and Exchange Commission

Charles Morrison, Wingstop Inc.

Michael Mravle, Wingstop Inc.

Jay Young, Wingstop Inc.

Marc Jaffe, Latham & Watkins LLP

Ian Schuman, Latham & Watkins LLP

Morgan Watson, Ernst & Young LLP